UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2021

Commission File Number: 001-39431

Freeline Therapeutics Holdings plc

(Translation of registrant’s name into English)

Stevenage Bioscience Catalyst

Gunnels Wood Road

Stevenage, Hertfordshire SG1 2FX

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Freeline Initiates Phase 1/2 B-LIEVE Dose-Confirmation Clinical Trial of FLT180a for Hemophilia B

On December 13, 2021, Freeline Therapeutics Holdings plc (“Freeline” or the “Company”) issued a press release, a copy of which is furnished as Exhibit 99.1 to this Current Report on Form 6-K, announcing that it is presenting long-term follow-up data from its Phase 1/2 B-AMAZE dose-finding clinical trial of FLT180a for the treatment of hemophilia B at the 63rd American Society of Hematology (ASH) Annual Meeting and Exposition and that it has initiated the first trial site in its Phase 1/2 B-LIEVE dose-confirmation clinical trial of FLT180a for the treatment of hemophilia B.

The information contained in this Current Report on Form 6-K and the press release furnished as Exhibit 99.1 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is not incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in any such filing.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated December 13, 2021, “Freeline Presents Long-Term Follow-Up Data from Phase 1/2 B-AMAZE Trial in Hemophilia B at the 2021 ASH Annual Meeting and Announces Early Initiation of Phase 1/2 B-LIEVE Dose-Confirmation Trial.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREELINE THERAPEUTICS HOLDINGS PLC

Date: December 13, 2021	By:	/s/ Stephen P. Diamond, Jr.
	Name	Stephen P. Diamond, Jr.
	Title:	Senior Vice President and General Counsel

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